
HPT
Nasdaq Listed

Hospitality Properties Trust
Second Quarter 2016
Supplemental Operating and Financial Data


HPT

EXHIBIT 99.2

Courtyard Durham Research Triangle Park, Durham, North Carolina
Operator: Marriott International, Inc.
Guest Rooms: 123

All amounts in this report are unaudited.


HPT

TABLE OF CONTENTS


HPT

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "MAY" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR USE OF DEBT AND EQUITY CAPITAL,
- OUR INTENT TO MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES AND THE SUCCESS OF OUR HOTEL RENOVATION PROGRAM,
- OUR ABILITY TO ENGAGE AND RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR CREDIT RATINGS,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, AND FROM OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, AVAILABLE FOR COMMON SHAREHOLDERS, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, AVAILABLE FOR COMMON SHAREHOLDERS, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- COMPETITION WITHIN THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR RELATED PARTIES, INCLUDING OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, RMR INC., THE RMR GROUP LLC, OR RMR LLC, AIC AND OTHERS AFFILIATED WITH THEM.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO MAINTAIN OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,


HPT

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR MANAGERS OR TENANTS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,
- AS OF JUNE 30, 2016, APPROXIMATELY 79% OF OUR AGGREGATE ANNUAL MINIMUM RETURNS AND RENTS WERE SECURED BY GUARANTEES OR SECURITY DEPOSITS FROM OUR MANAGERS AND TENANTS. THIS MAY IMPLY THAT THESE MINIMUM RETURNS AND RENTS WILL BE PAID. IN FACT, THESE GUARANTEES AND SECURITY DEPOSITS ARE LIMITED IN AMOUNT AND DURATION AND THE GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY. THE BALANCE OF OUR ANNUAL MINIMUM RETURNS AND RENTS AS OF JUNE 30, 2016 WAS NOT GUARANTEED NOR DO WE HOLD A SECURITY DEPOSIT WITH RESPECT TO THOSE AMOUNTS. WE CAN PROVIDE NO ASSURANCE WITH REGARD TO THE FUTURE PERFORMANCE OF OUR PROPERTIES AND WHETHER THEY WILL COVER OUR MINIMUM RETURNS AND RENTS, WHETHER THE GUARANTEES OR SECURITY DEPOSITS WILL BE ADEQUATE TO COVER FUTURE SHORTFALLS IN THE MINIMUM RETURNS OR RENTS DUE TO US, OR REGARDING OUR MANAGERS', TENANTS' OR GUARANTORS' FUTURE ACTIONS IF AND WHEN THE GUARANTEES AND SECURITY DEPOSITS EXPIRE OR ARE DEPLETED OR THEIR ABILITY OR WILLINGNESS TO PAY MINIMUM RETURNS AND RENTS OWED TO US,
- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. WE EXPECT TO FUND APPROXIMATELY $68.6 MILLION FOR RENOVATIONS AND OTHER CAPITAL IMPROVEMENT COSTS AT OUR HOTELS DURING THE REMAINDER OF 2016. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE OUR FUNDING OF THESE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,
- WE EXPECT TO PURCHASE FROM TA DURING THE REMAINDER OF 2016 UP TO $58.0 MILLION OF CAPITAL IMPROVEMENTS TA EXPECTS TO MAKE TO THE TRAVEL CENTERS WE LEASE TO TA. PURSUANT TO THE TERMS OF THE APPLICABLE LEASES, THE ANNUAL RENT PAYABLE TO US BY TA WILL INCREASE AS A RESULT OF ANY SUCH PURCHASES. WE MAY ULTIMATELY PURCHASE MORE OR LESS THAN THIS BUDGETED AMOUNT AND OUR BOARD OF TRUSTEES AND INDEPENDENT TRUSTEES MAY AUTHORIZE MORE OR LESS THAN THIS PROJECTED AMOUNT AT THEIR DISCRETION. TA MAY NOT REALIZE RESULTS FROM ANY OF THESE CAPITAL IMPROVEMENTS WHICH EQUAL OR EXCEED THE INCREASED ANNUAL RENTS IT WILL BE OBLIGATED TO PAY TO US, WHICH COULD INCREASE THE RISK OF TA BEING UNABLE TO PAY AMOUNTS IT OWES TO US,
- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND OUR TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS WE HOLD MAY BE EXHAUSTED,
- IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR CAN BE LEASED FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- WE HAVE AGREED TO ACQUIRE FROM AND LEASEBACK TO TA TWO TRAVEL CENTERS WHICH TA IS DEVELOPING. WE AGREED TO PURCHASE THESE PROPERTIES AT TA'S COSTS (INCLUDING HISTORICAL LAND COSTS) UP TO $46 MILLION IN THE AGGREGATE IF THE DEVELOPMENT IS SUBSTANTIALLY COMPLETED PRIOR TO JUNE 30, 2017. TA HAS BEGUN CONSTRUCTION AT THESE TRAVEL CENTERS. IT IS DIFFICULT TO ESTIMATE THE COST AND TIMING TO DEVELOP NEW TRAVEL CENTERS. CONSTRUCTION OF NEW TRAVEL CENTERS MAY BE DELAYED FOR VARIOUS REASONS SUCH AS LABOR STRIFE, WEATHER CONDITIONS, THE UNAVAILABILITY OF CONSTRUCTION MATERIALS, ETC. THE PURCHASE AND LEASEBACK OF THESE TRAVEL CENTERS MAY BE DELAYED OR THE TERMS OF THE TRANSACTION MAY CHANGE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES AND ANY RELATED MANAGEMENT ARRANGEMENTS WE MAY EXPECT TO ENTER INTO MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS OR ARRANGEMENTS MAY CHANGE,
- AT JUNE 30, 2016, WE HAD $20.3 MILLION OF CASH AND CASH EQUIVALENTS, $768.0 MILLION AVAILABLE UNDER OUR $1.0 BILLION REVOLVING CREDIT FACILITY AND SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY, CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT PAID THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,





- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,



- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.3 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- THE PREMIUMS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE CONTINUING 20 YEAR TERMS. HOWEVER, THOSE AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR CONTINUING 20 YEAR TERMS OR FOR SHORTER TERMS, AND
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., TA, SONESTA, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. HOWEVER, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

CURRENTLY UNEXPECTED RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR MANAGERS' OR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



InterContinental Yorkville, Toronto, Canada
Operator: InterContinental Hotels Group
Guest Rooms: 208

HPT

COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of June 30, 2016, we owned 305 hotels and 197 travel centers located in 45 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly traded REITs and three real estate operating companies. As of June 30, 2016, RMR had $23.4 billion of assets under management, including more than 1,300 properties. In addition to managing HPT, RMR also manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns office properties majority leased to the U.S. government and state governments, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Select Income REIT, or SIR, a publicly traded REIT that owns properties primarily net leased to single tenants. RMR provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers and convenience stores and which is our largest tenant, and to Sonesta International Hotels Corporation, or Sonesta, which is one of our hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is a SEC registered advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

Nasdaq

Trading Symbols:

Common Shares: HPT
Preferred Shares Series D: HPTRP

Senior Unsecured Debt Ratings:

Standard & Poor's: BBB-
Moody's: Baa2

Portfolio Data (as of June 30, 2016)

(dollars in 000s)

Total Properties		502
Number of Rooms/Suites		46,347
Q2 2016 total revenues	$	550,299
Q2 2016 net income available for common shareholders	$	50,895
Q2 2016 Normalized FFO [1]	$	165,714

(1) See pages 23-24 for the calculation of FFO and Normalized FFO and a reconciliation of these amounts from net income available for common shareholders, determined in accordance with U.S. generally accepted accounting principles, or GAAP.





Operating Statistics by Operating Agreement (as of 6/30/16) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms / Suites	Annualized Minimum Return / Rent [2]	Percent of Total Minimum Return / Rent	Coverage [3]		RevPAR Change [4]	
					Q2	LTM	Q2	LTM
Marriott (No. 1)	53	7,610	$ 68,472	9%	1.72x	1.38x	4.3%	5.3%
Marriott (No. 234)	68	9,120	106,243	14%	1.33x	1.13x	5.0%	5.8%
Marriott (No. 5)	1	356	10,116	1%	0.48x	0.62x	2.4%	5.7%
Subtotal / Average Marriott	122	17,086	184,831	24%	1.43x	1.19x	4.7%	5.6%
InterContinental	94	14,403	160,338	21%	1.34x	1.20x	3.9%	4.7%
Sonesta	33	6,093	85,206	11%	1.09x	0.68x	-0.9%	0.0%
Wyndham	22	3,579	28,078	4%	1.38x	0.92x	5.5%	5.8%
Hyatt	22	2,724	22,037	3%	1.45x	1.18x	7.0%	8.4%
Carlson	11	2,090	12,920	1%	1.48x	1.23x	-0.6%	2.0%
Morgans	1	372	7,595	1%	1.07x	1.20x	5.8%	5.8%
Subtotal / Average Hotels	305	46,347	501,005	65%	1.34x	1.09x	3.7%	4.5%
TA (No. 1)	40	N/A	50,651	7%	1.71x	1.65x	N/A	N/A
TA (No. 2)	39	N/A	49,817	6%	1.60x	1.57x	N/A	N/A
TA (No. 3)	39	N/A	52,130	7%	1.63x	1.55x	N/A	N/A
TA (No. 4)	39	N/A	49,274	6%	1.60x	1.56x	N/A	N/A
TA (No. 5)	40	N/A	66,129	9%	1.66x	1.59x	N/A	N/A
Subtotal TA	197	N/A	268,001	35%	1.64x	1.59x	N/A	N/A
Total / Average	502	46,347	$ 769,006	100%	1.44x	1.26x	3.7%	4.5%



(1) See pages 28 through 30 for additional information regarding each of our operating agreements.

(2) Annualized minimum rent amounts represent cash rent amounts due to us and exclude adjustments, if any, necessary to recognize rental income on a straight line basis in accordance with GAAP.

(3) We define coverage as combined total property level revenues minus all property level expenses and FF&E reserve escrows which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, InterContinental and TA Nos. 1, 2, 3 and 4 agreements include data for periods prior to our ownership of certain hotels and travel centers.

(4) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the period ended June 30, 2016 over the comparable year earlier period. RevPAR amounts for our Sonesta and InterContinental agreements include data for periods prior to our ownership of certain hotels.


HPT

INVESTOR INFORMATION

Board of Trustees

Donna D. Fraiche
Independent Trustee

John L. Harrington
Lead Independent Trustee

William A. Lamkin
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Chief Financial Officer and Treasurer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Chief Financial Officer and Treasurer, at (617) 964-8389 or mkleifges@rmrgroup.com.

Investor and media inquiries should be directed to Katie Strohacker, Senior Director, Investor Relations at (617) 796-8232, or kstrohacker@rmrgroup.com


HPT

RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

Canaccord Genuity
Ryan Meliker
(212) 389-8094
rmeliker@canaccordgenuity.com

FBR & Co.
Bryan Maher
(646) 885-5423
bmaher@fbr.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Simon Yarmak
(443) 224-1345
yarmaks@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIALS


Hotel Monaco, Portland, OR
Operator: InterContinental Hotels Group
Guest Rooms: 221


HPT

KEY FINANCIAL DATA

(amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Selected Balance Sheet Data:					
Total gross assets [1]	$ 8,970,599	$ 8,822,206	$ 8,613,296	$ 8,648,216	$ 8,481,866
Total assets	$ 6,609,335	$ 6,532,140	$ 6,394,797	$ 6,481,090	$ 6,387,028
Total liabilities	$ 3,814,829	$ 3,731,279	$ 3,582,715	$ 3,505,258	$ 3,377,386
Total shareholder's equity	$ 2,794,506	$ 2,800,861	$ 2,812,082	$ 2,975,832	$ 3,009,642
Selected Income Statement Data:					
Total revenues	$ 550,299	$ 474,118	$ 467,440	$ 511,886	$ 507,066
Net income (loss) available for common shareholders [2]	$ 50,895	$ 46,885	$ (24,660)	$ 56,019	$ 77,980
Adjusted EBITDA [3] [5] [6]	$ 215,608	$ 187,703	$ 123,729	$ 192,713	$ 191,059
Funds from operations (FFO) [4] [5]	$ 139,677	$ 134,156	$ 61,304	$ 140,280	$ 147,547
Normalized FFO available for common shareholders [4] [5] [6]	$ 165,714	$ 140,154	$ 81,083	$ 149,692	$ 148,139
Per Share Data:					
Net income (loss) available for common shareholders (basic and diluted) [2]	$ 0.34	$ 0.31	$ (0.16)	$ 0.37	$ 0.52
FFO available for common shareholders (basic and diluted) [4] [5]	$ 0.92	$ 0.89	$ 0.40	$ 0.93	$ 0.98
Normalized FFO available for common shareholders (basic and diluted) [4] [5] [6]	$ 1.09	$ 0.93	$ 0.54	$ 0.99	$ 0.99
Dividend Data:					
Annualized dividends paid per share during the period [7]	$ 2.04	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [7]	7.1%	7.5%	7.6%	7.8%	6.9%
Normalized FFO available for common shareholders payout ratio [4] [6] [7]	46.6%	53.8%	93.4%	50.6%	51.1%

(1) Total gross assets is total assets plus accumulated depreciation.

(2) Net income (loss) for the three months ended June 30, 2016, March 31, 2016, December 31, 2015, September 30, 2015 and June 30, 2015 includes $25,920, or $0.17 per share, $5,316, or $0.04 per share, $44,880, or $0.30 per share, $8,561, or $0.06 per share, and a reversal of $205, or $0.00 per share, respectively, of incentive management fee expense. Net income (loss) for the three months ended December 31, 2015 includes a $36,773, or $0.24 per share, non-cash loss on the distribution of RMR common stock.

(3) See page 22 for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of these amounts to net income determined in accordance with GAAP.

(4) See page 23 for the calculation of FFO attributed to HPT and Normalized FFO attributed to HPT and a reconciliation of net income available for common shareholders determined in accordance with GAAP to these amounts.

(5) Adjusted EBITDA and Normalized FFO available for common shareholders for the three months ended December 31, 2015 includes $62,263, or $0.41 per share, of incentive management fee expense.

(6) Effective with the quarter ended June 30, 2016, we have changed our calculation of Adjusted EBITDA and Normalized FFO to no longer include adjustments for estimated percentage rent. Historically, when calculating Adjusted EBITDA and Normalized FFO, we estimated an amount of percentage rental income for each of the first three quarters of the year and then, in the fourth quarter, excluded the amounts that had been included in the first three quarters. In calculating net income in accordance with GAAP, we recognize percentage rental income for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Adjusted EBITDA and Normalized FFO for historical periods have been restated to be comparable with the current period calculation.

(7) Annualized dividends paid per share for the three months ended December 31, 2015 excludes a $0.1974 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.


HPT

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)

	As of June 30, 2016	As of December 31, 2015
ASSETS		
Real estate properties:		
Land	$ 1,547,774	$ 1,529,004
Buildings, improvements and equipment	6,993,371	6,740,423
Total real estate properties, gross	8,541,145	8,269,427
Accumulated depreciation	(2,361,264)	(2,218,499)
Total real estate properties, net	6,179,881	6,050,928
Cash and cash equivalents	20,347	13,682
Restricted cash (FF&E reserve escrow)	61,419	51,211
Due from related persons	58,991	50,987
Other assets, net	288,697	227,989
Total assets	$ 6,609,335	$ 6,394,797
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 232,000	$ 465,000
Unsecured term loan, net	398,088	397,756
Senior unsecured notes, net	2,862,800	2,403,439
Convertible senior unsecured notes	8,478	8,478
Security deposits	77,269	53,579
Accounts payable and other liabilities	190,304	179,783
Due to related persons	40,724	69,514
Dividends payable	5,166	5,166
Total liabilities	3,814,829	3,582,715
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 151,559,788 and 151,547,288 shares issued and outstanding, respectively	1,516	1,515
Additional paid in capital	4,166,301	4,165,911
Cumulative net income	2,989,769	2,881,657
Cumulative other comprehensive income (loss)	21,793	(15,523)
Cumulative preferred distributions	(331,645)	(321,313)
Cumulative common distributions	(4,333,335)	(4,180,272)
Total shareholders' equity	2,794,506	2,812,082
Total liabilities and shareholders' equity	$ 6,609,335	$ 6,394,797

HPT

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2016	2015	2016	2015
Revenues:				
Hotel operating revenues [1]	$ 471,910	$ 436,977	$ 868,413	$ 806,573
Rental income [2]	77,293	69,063	153,552	133,814
FF&E reserve income [3]	1,096	1,026	2,452	2,191
Total revenues	550,299	507,066	1,024,417	942,578
Expenses:				
Hotel operating expenses [1]	324,922	304,428	601,227	562,086
Depreciation and amortization	88,782	80,582	176,053	159,551
General and administrative [4]	37,365	12,685	53,388	33,989
Acquisition related costs [5]	117	797	729	1,135
Total expenses	451,186	398,492	831,397	756,761
Operating income	99,113	108,574	193,020	185,817
Dividend income	749	-	749	-
Interest income	40	10	138	21
Interest expense (including amortization of debt issuance costs and debt discounts of $2,127 and $1,485 and $3,993 and $2,916, respectively)	(41,698)	(35,836)	(83,284)	(71,290)
Loss on early extinguishment of debt [6]	-	-	(70)	-
Income before income taxes, equity in earnings of an investee and gain on sale of real estate	58,204	72,748	110,553	114,548
Income tax expense	(2,160)	(640)	(2,535)	(931)
Equity in earnings of an investee	17	23	94	95
Income before gain on sale of real estate	56,061	72,131	108,112	113,712
Gain on sale of real estate [7]	-	11,015	-	11,015
Net income	56,061	83,146	108,112	124,727
Preferred distributions	(5,166)	(5,166)	(10,332)	(10,332)
Net income available for common shareholders	$ 50,895	$ 77,980	$ 97,780	$ 114,395
Weighted average common shares outstanding (basic)	151,408	150,260	151,405	150,028
Weighted average common shares outstanding (diluted)	151,442	150,292	151,428	150,594
Net income available for common shareholders per common share (Basic and diluted)	$ 0.34	$ 0.52	$ 0.65	$ 0.76

See Notes to Condensed Consolidated Statements of Income on page 15.


HPT

NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1) At June 30, 2016, we owned 305 hotels; 302 of these hotels are managed by hotel operating companies and three hotels are leased to hotel operating companies. At June 30, 2016, we also owned 197 travel centers; all 197 of these travel centers are leased by us to a travel center operating company under five lease agreements. Our condensed consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Net operating results of our managed hotel portfolios exceeded the minimum returns due to us in both the three months ended June 30, 2016 and 2015. Certain of our managed hotel portfolios had net operating results that were, in the aggregate, $11,544 and $11,443 less than the minimum returns due to us in the six months ended June 30, 2016 and 2015, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our condensed consolidated statements of income as a reduction of hotel operating expenses. There was no reduction to hotel operating expenses in the three months ended June 30, 2016 or 2015 and reductions of $1,766 and $1,903 in the six months ended June 30, 2016 and 2015, respectively, as a result of such fundings. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $9,778 and $9,540 in the six months ended June 30, 2016 and 2015, respectively, which represents the unguaranteed portions of our minimum returns from Sonesta. Certain of our managed hotel portfolios had net operating results that were, in the aggregate, $43,440 and $35,902 more than the minimum returns due to us in the three months ended June 30, 2016 and 2015, respectively, and $46,918 and $37,611 more than the minimum returns due to us in the six months ended June 30, 2016 and 2015, respectively. Certain of our guarantees and our security deposits may be replenished by future cash flows from the applicable hotel operations pursuant to the terms of the respective operating agreements. When our guarantees and our security deposits are replenished by cash flows from hotel operations, we reflect such replenishments in our condensed consolidated statements of income as an increase to hotel operating expenses. Hotel operating expenses were increased by $20,057 and $14,976 in the three months ended June 30, 2016 and 2015, respectively, and $19,968 and $16,189 in the six months ended June 30, 2016 and 2015, respectively, as a result of such replenishments.



(2) Rental income includes $3,693 and $1,511 in the three months ended June 30, 2016 and 2015, respectively, and $7,445 and $2,056 in the six months ended June 30, 2016 and 2015, respectively, of adjustments necessary to record scheduled rent increases under certain of our leases, the deferred rent obligations under our travel center leases and the estimated future payments to us under our travel center leases for the cost of removing underground storage tanks on a straight line basis. In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Rental income for the second quarter of 2015 includes $2,048 of percentage rent recorded as a result of our lease modification with TA because the amount was no longer contingent.

(3) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our tenants into the escrow accounts under our three hotel leases as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(4) Incentive fees under our business management agreement are payable after the end of each calendar year, are calculated based on common share total return, as defined, and are included in general and administrative expense in our condensed consolidated statements of income. We recorded $25,920 and reversed $205 of estimated business management incentive fees during the three months ended June 30, 2016 and 2015, respectively. We recorded $31,236 and $8,822 of estimated business management incentive fees during the six months ended June 30, 2016 and 2015, respectively.

We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, as a reduction to business management fees, which are included in general and administrative expense. General and administrative expense was reduced by $896 and $231 during the three months ended June 30, 2016 and 2015, respectively, and by $1,793 and $231 during the six months ended June 30, 2016 and 2015, respectively, as a result of this amortization.

(5) Represents costs associated with our acquisition activities.

(6) We recorded a $70 loss on early extinguishment of debt in the first quarter of 2016 in connection with the redemption of certain senior unsecured notes.

(7) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers.


HPT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Six Months Ended June 30, 2016	2015
Cash flows from operating activities:		
Net income	$ 108,112	$ 124,727
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	176,053	159,551
Amortization of debt issuance costs and debt discounts as interest	3,993	2,916
Straight line rental income	(7,445)	(2,056)
Security deposits received or replenished	23,690	9,064
FF&E reserve income and deposits	(37,491)	(33,664)
Loss on early extinguishment of debt	70	-
Equity in earnings of an investee	(94)	(95)
Gain on sale of real estate	-	(11,015)
Other non-cash (income) expense, net	(1,793)	1,749
Change in assets and liabilities:		
Due from related persons	(775)	(1,411)
Other assets	(11,792)	(9,539)
Accounts payable and other liabilities	9,923	2,538
Due to related persons	(30,956)	9,292
Net cash provided by operating activities	231,495	252,057
Cash flows from investing activities:		
Real estate acquisitions and deposits	(196,856)	(247,631)
Real estate improvements	(86,929)	(120,174)
FF&E reserve escrow fundings	(1,156)	(4,711)
Investment in The RMR Group Inc.	-	(15,196)
Net cash used in investing activities	(284,941)	(387,712)
Cash flows from financing activities:		
Proceeds from issuance of senior unsecured notes, net of discounts	737,612	-
Repayment of senior unsecured notes	(275,000)	-
Borrowings under unsecured revolving credit facility	410,000	381,000
Repayments of unsecured revolving credit facility	(643,000)	(80,000)
Debt issuance costs	(6,106)	(5)
Distributions to preferred shareholders	(10,332)	(10,332)
Distributions to common shareholders	(153,063)	(148,447)
Net cash provided by financing activities	60,111	142,216
Increase in cash and cash equivalents	6,665	6,561
Cash and cash equivalents at beginning of period	13,682	11,834
Cash and cash equivalents at end of period	$ 20,347	$ 18,395
Supplemental cash flow information:		
Cash paid for interest	$ 65,889	$ 68,196
Cash paid for income taxes	1,988	2,137
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 35,145	$ 31,091
Hotel managers' purchases with FF&E reserve	(26,093)	(30,678)
Investment in The RMR Group Inc. paid in common shares	-	43,285
Real estate acquisitions	-	(45,042)
Sales of real estate	-	45,042


HPT

DEBT SUMMARY

As of June 30, 2016
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$1,000,000 unsecured revolving credit facility (1)(2)	1.560%	$ 232,000	07/15/18	$ 232,000	2.0
$400,000 unsecured term loan (2)(3)	1.657%	400,000	04/15/19	$ 400,000	2.8
Subtotal / weighted average	1.621%	$ 632,000		$ 632,000	2.5
Unsecured Fixed Rate Debt:					
Senior unsecured notes due 2017	5.625%	300,000	03/15/17	300,000	0.7
Senior unsecured notes due 2018	6.700%	350,000	01/15/18	350,000	1.5
Senior unsecured notes due 2021	4.250%	400,000	03/15/21	400,000	4.7
Senior unsecured notes due 2022	5.000%	500,000	08/15/22	500,000	6.1
Senior unsecured notes due 2023	4.500%	300,000	06/15/23	300,000	7.0
Senior unsecured notes due 2024	4.650%	350,000	03/15/24	350,000	7.7
Senior unsecured notes due 2025	4.500%	350,000	03/15/25	350,000	8.7
Senior unsecured notes due 2026	5.250%	350,000	03/15/26	350,000	9.7
Convertible senior unsecured notes due 2027	3.800%	8,478	03/15/27 (4)	8,478	10.7
Subtotal / weighted average	5.039%	$ 2,908,478		$ 2,908,478	5.9
Total / weighted average (5)	4.429%	$ 3,540,478		$ 3,540,478	5.3



(1) We are required to pay interest on borrowings under our revolving credit facility at a rate of LIBOR plus a premium of 110 basis points. We also pay a facility fee of 20 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of June 30, 2016. Subject to meeting conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) The maximum borrowing availability under our revolving credit facility and term loan combined may be increased to up to $2,300,000 on certain terms and conditions.

(3) We are required to pay interest on the amount outstanding under our term loan at a rate of LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of June 30, 2016. Our term loan is prepayable without penalty at any time.

(4) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control). Upon conversion, the holder of notes is entitled to receive cash in an amount equal to the principal amount of the notes and, to the extent the market price of our common shares then exceeds the conversion price of $49.70 per share, subject to adjustment, at our option either cash or our common shares valued based on such market price for such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(5) Our total debt as of June 30, 2016, net of unamortized discounts and certain issuance costs totaling $39,112, was $3,501,366.

HPT

DEBT MATURITY SCHEDULE

As of June 30, 2016
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total [4]
2017	$ -	$ 300,000	$ 300,000
2018	232,000 [1]	350,000	582,000
2019	400,000 [2]	-	400,000
2021	-	400,000	400,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2024	-	350,000	350,000
2025	-	350,000	350,000
2026	-	350,000	350,000
2027	-	8,478 [3]	8,478
	$ 632,000	$ 2,908,478	$ 3,540,478
Percent of total debt	17.9%	82.1%	100.0%

(1) Represents amounts outstanding under our $1,000,000 revolving credit facility at June 30, 2016. Subject to meeting conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents amounts outstanding on our term loan at June 30, 2016. Our term loan is prepayable without penalty at any time.

(3) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control). Upon conversion, the holder of notes is entitled to receive cash in an amount equal to the principal amount of the notes and, to the extent the market price of our common shares then exceeds the conversion price of $49.70 per share, subject to adjustment, at our option either cash or our common shares valued based on such market price for such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4) Our total debt as of June 30, 2016, net of unamortized discounts and certain issuance costs totaling $39,112, was $3,501,366.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS


HPT

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Leverage Ratios:					
Total debt (book value) [1] / total gross assets [2]	39.0%	39.6%	38.0%	37.7%	36.9%
Total debt (book value) [1] / gross book value of real estate assets [3]	40.8%	41.3%	39.4%	39.6%	38.9%
Total debt (book value) [1] / total market capitalization [4]	42.9%	44.7%	43.4%	43.9%	40.1%
Secured debt (book value) [1] / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Variable rate debt (book value) [1] / total debt (book value) [1]	18.0%	18.0%	26.3%	26.1%	22.9%
Coverage Ratios:					
Adjusted EBITDA [5] [6] / interest expense	5.2x	4.5x	3.3x	5.3x	5.3x
Adjusted EBITDA [5] [6] / interest expense and preferred distributions	4.6x	4.0x	2.9x	4.6x	4.6x
Total debt (book value) [1] / annualized Adjusted EBITDA [5] [6]	4.1x	4.7x	6.6x	4.2x	4.1x
Public Debt Covenants: [7]					
Total debt / adjusted total assets - allowable maximum 60.0%	39.4%	40.0%	37.9%	37.7%	36.8%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service [8]/ debt service - required minimum 1.50x	4.27x	4.12x	3.50x	4.68x	4.98x
Total unencumbered assets to unsecured debt - required minimum 150%	253.5%	249.8%	264.1%	265.4%	271.5%

(1) Debt amounts are net of unamortized discounts and certain issuance costs.
(2) Total gross assets is total assets plus accumulated depreciation.
(3) Gross book value of real estate assets is real estate properties at cost, before purchase price allocations, less impairment writedowns, if any.
(4) Total market capitalization is total debt plus the market value of our common shares at the end of each period.
(5) See page 22 for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of these amounts to net income (loss) determined in accordance with GAAP.
(6) Adjusted EBITDA for the three months ended June 30, 2016, March 31, 2016, December 31, 2015, September 30, 2015 and June 30, 2015 includes $25,920, or $0.17 per share, $5,316, or $0.04 per share, $44,880, or $0.30 per share, $8,561, or $0.06 per share, and a reversal of $205, or $0.00 per share, respectively, of incentive management fee expense.
(7) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on early extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.
(8) Consolidated income available for debt service for the three months ended June 30, 2016, March 31, 2016, December 31, 2015, September 30, 2015 and June 30, 2015 includes $25,920, or $0.17 per share, $5,316, or $0.04 per share, $44,880, or $0.30 per share, $8,561, or $0.06 per share, and a reversal of $205, or $0.00 per share, respectively, of incentive management fee expense.


HPT



FF&E RESERVE ESCROWS (1)

(dollars in thousands)

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
FF&E reserves (beginning of period)	$ 55,891	$ 51,211	$ 44,296	$ 39,106	$ 36,549
Manager deposits	19,603	15,542	17,607	18,683	17,661
HPT fundings (2):					
Marriott No. 1	715	441	794	1,294	536
Marriott No. 234	-	-	-	500	-
Hotel improvements	(14,790)	(11,303)	(11,486)	(15,287)	(15,640)
FF&E reserves (end of period)	$ 61,419	$ 55,891	$ 51,211	$ 44,296	$ 39,106

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Wyndham agreement requires FF&E reserve deposits subject to available cash flow, as defined in our Wyndham agreement. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.


HPT

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2016



As of June 30, 2016
(dollars in thousands)

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
2/1/16	1	Sonesta ES Suites	Cleveland, OH	158	Sonesta	$ 7,200	$ 46
2/1/16	1	Sonesta ES Suites	Westlake, OH	104	Sonesta	$ 4,800	$ 46
3/16/16	1	Kimpton Hotel Monaco	Portland, OR	221	InterContinental	$ 114,000	$ 516
3/31/16	1	TravelCenters of America	Hillsboro, TX	N/A	TA No. 4	$ 19,683	N/A
6/22/16	1	Petro Stopping Centers	Brazil, IN	N/A	TA No. 3	$ 10,682	N/A
6/22/16	1	Petro Stopping Centers	Remington, IN	N/A	TA No. 1	$ 13,194	N/A
6/30/16	1	Petro Stopping Centers	Wilmington, IL	N/A	TA No. 2	$ 22,297	N/A
Total / Weighted Average	7			483		$ 191,856	$ 261

(1) Represents cash purchase price and excludes acquisition related costs.

DISPOSITIONS:

There were no property dispositions since January 1, 2016.


HPT

CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(in thousands)

	For the Three Months Ended,					For the Six Months Ended June 30,	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	2016	2015
Net income (loss)	$ 56,061	$ 52,051	$ (19,494)	$ 61,185	$ 83,146	$ 108,112	$ 124,727
Add: Interest expense	41,698	41,586	36,980	36,628	35,836	83,284	71,290
Income tax expense	2,160	375	121	514	640	2,535	931
Depreciation and amortization	88,782	87,271	85,964	84,261	80,582	176,053	159,551
EBITDA	188,701	181,283	103,571	182,588	200,204	369,984	356,499
Add (Less): Acquisition related costs [2]	117	612	389	851	797	729	1,135
General and administrative expense paid in common shares [3]	870	422	379	713	1,278	1,292	3,013
Estimated business management incentive fee [4]	25,920	5,316	(17,383)	8,561	(205)	31,236	8,822
Loss on distribution to common shareholders of RMR common stock [5]	-	-	36,773	-	-	-	-
Loss on early extinguishment of debt [6]	-	70	-	-	-	70	-
Gain on sale of real estate [7]	-	-	-	-	(11,015)	-	(11,015)
Adjusted EBITDA	$ 215,608	$ 187,703	$ 123,729	$ 192,713	$ 191,059	$ 403,311	$ 358,454



(1) Please see page 24 for definitions of EBITDA and Adjusted EBITDA and a description of why we believe the presentation of these measures provide useful information to investors. Effective with the quarter ended June 30, 2016, we have changed our calculation of Adjusted EBITDA to no longer include adjustments for estimated percentage rent. Historically, when calculating Adjusted EBITDA, we estimated an amount of percentage rental income for each of the first three quarters of the year and then, in the fourth quarter, excluded the amounts that had been included in the first three quarters. In calculating net income in accordance with GAAP, we recognize percentage rental income for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Adjusted EBITDA for historical periods has been restated to be comparable with the current period calculation.

(2) Represents costs associated with our acquisition activities.

(3) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, our officers and certain other employees of RMR's operating subsidiary, RMR LLC. Effective June 1, 2015, all business management fees are paid in cash.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Adjusted EBITDA until the fourth quarter, which is when the actual incentive fee expense amount for the year, if any, is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution to common shareholders of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

(6) We recorded a $70 loss on early extinguishment of debt in the first quarter of 2016 in connection with the redemption of certain senior unsecured notes.

(7) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers.


HPT



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO AVAILABLE FOR COMMON SHAREHOLDERS [1]

(dollar amounts in thousands, except per share data)

	For the Three Months Ended,					For the Six Months Ended June 30,	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	2016	2015
Net income (loss) available for common shareholders	$ 50,895	$ 46,885	$ (24,660)	$ 56,019	$ 77,980	$ 97,780	$ 114,395
Add (Less): Depreciation and amortization	88,782	87,271	85,964	84,261	80,582	176,053	159,551
Gain on sale of real estate [2]	-	-	-	-	(11,015)	-	(11,015)
FFO available for common shareholders	139,677	134,156	61,304	140,280	147,547	273,833	262,931
Add (Less): Acquisition related costs [3]	117	612	389	851	797	729	1,135
Estimated business management incentive fees [4]	25,920	5,316	(17,383)	8,561	(205)	31,236	8,822
Loss on distribution to common shareholders of RMR common stock [5]	-	-	36,773	-	-	-	-
Loss on early extinguishment of debt [6]	-	70	-	-	-	70	-
Normalized FFO available for common shareholders	$ 165,714	$ 140,154	$ 81,083	$ 149,692	$ 148,139	$ 305,868	$ 272,888
Weighted average shares outstanding (basic)	151,408	151,402	151,400	151,359	150,260	151,405	150,028
Weighted average shares outstanding (diluted)	151,442	151,415	151,400	151,386	150,292	151,428	150,594
Basic and diluted per share common share amounts:							
Net income (loss) available for common shareholders (basic and diluted)	$ 0.34	$ 0.31	$ (0.16)	$ 0.37	$ 0.52	$ 0.65	$ 0.76
FFO available for common shareholders (basic and diluted)	$ 0.92	$ 0.89	$ 0.40	$ 0.93	$ 0.98	$ 1.81	$ 1.75
Normalized FFO available for common shareholders (basic)	$ 1.09	$ 0.93	$ 0.54	$ 0.99	$ 0.99	$ 2.02	$ 1.82
Normalized FFO available for common shareholders (diluted)	$ 1.09	$ 0.93	$ 0.54	$ 0.99	$ 0.99	$ 2.02	$ 1.81

(1) Please see page 24 for definitions of FFO and Normalized FFO available for common shareholders and a description of why we believe the presentation of these measures provides useful information to investors regarding our financial condition and results of operations. Effective with the quarter ended June 30, 2016, we have changed our calculation of Normalized FFO to no longer include adjustments for estimated percentage rent. Historically, when calculating Normalized FFO, we estimated an amount of percentage rental income for each of the first three quarters of the year and then, in the fourth quarter, excluded the amounts that had been included in the first three quarters. In calculating net income in accordance with GAAP, we recognize percentage rental income for the full year in the fourth quarter, which is when all contingencies are met and the income is earned. Normalized FFO for historical periods has been restated to be comparable with the current period calculation.

(2) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers.

(3) Represents costs associated with our acquisition activities.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO available for common shareholders until the fourth quarter, which is when the actual incentive fee expense amount for the year, if any, is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

(6) We recorded a $70 loss on early extinguishment of debt in the first quarter of 2016 in connection with the redemption of certain senior unsecured notes.


HPT

Non-GAAP Financial Measures Definitions

Definition of EBITDA

We calculate EBITDA and Adjusted EBITDA as shown on page 22. We consider EBITDA and Adjusted EBITDA to be appropriate supplemental measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. In calculating Adjusted EBITDA, we include business management incentive fees only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP due to their quarterly volatility not necessarily being indicative of our core operating performance and the uncertainty as to whether any such business management incentive fees will ultimately be payable when all contingencies for determining any such fees are determined at the end of the calendar year. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders or operating income as an indicator of operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other real estate companies and REITs may calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO available for common shareholders and Normalized FFO available for common shareholders as shown on page 23. FFO available for common shareholders is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income available for common shareholders calculated in accordance with GAAP, excluding any gain or loss on sale of properties and loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO available for common shareholders differs from NAREIT's definition of FFO available for common shareholders because we include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP due to their quarterly volatility not necessarily being indicative of our core operating performance and the uncertainty as to whether any such business management incentive fees will ultimately be payable when all contingencies for determining any such fees are determined at the end of the calendar year and we exclude acquisition related costs, loss on distribution to common shareholders of RMR common stock and loss on early extinguishment of debt. We consider FFO available for common shareholders and Normalized FFO available for common shareholders to be appropriate supplemental measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO available for common shareholders and Normalized FFO available for common shareholders provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO available for common shareholders and Normalized FFO available for common shareholders may facilitate a comparison of our operating performance between periods and with other REITs. FFO available for common shareholders and Normalized FFO available for common shareholders are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our credit agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations. FFO available for common shareholders and Normalized FFO available for common shareholders do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income available for common shareholders or operating income as an indicator of our operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other real estate companies and REITs may calculate FFO available for common shareholders and Normalized FFO available for common shareholders differently than we do.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION


WYNDHAM

Wyndham Atlanta Galleria, Atlanta, GA
Operator: Wyndham Hotel Group
Guest Rooms: 296


HPT

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

As of June 30, 2016
(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	16%	$ 689,655	8%	$ 91	$ 68,472	9%
Marriott (no. 234)	68	14%	9,120	20%	1,000,439	12%	110	106,243	14%
Marriott (no. 5)	1	0%	356	0%	90,078	1%	253	10,116	1%
Subtotal / Average Marriott	122	25%	17,086	36%	1,780,172	21%	104	184,831	24%
InterContinental	94	19%	14,403	31%	1,677,641	19%	116	160,338	21%
Sonesta	33	6%	6,093	13%	1,127,116	13%	185	85,206	11%
Wyndham	22	4%	3,579	8%	383,191	4%	107	28,078	4%
Hyatt	22	4%	2,724	6%	301,942	3%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	2%	100	12,920	1%
Morgans	1	0%	372	1%	120,000	1%	323	7,595	1%
Subtotal / Average Hotels	305	60%	46,347	100%	5,599,957	63%	121	501,005	65%
TA (No. 1)	40	8%	N/A	N/A	652,186	7%	N/A	50,651	7%
TA (No. 2)	39	8%	N/A	N/A	635,595	7%	N/A	49,817	6%
TA (No. 3)	39	8%	N/A	N/A	613,948	7%	N/A	52,130	7%
TA (No. 4)	39	8%	N/A	N/A	558,381	7%	N/A	49,274	6%
TA (No. 5)	40	8%	N/A	N/A	845,717	9%	N/A	66,129	9%
Subtotal / Average TA	197	40%	N/A	N/A	3,305,827	37%	N/A	268,001	35%
Total / Average	502	100%	46,347	100%	$ 8,905,784	100%	$ 121	$ 769,006	100%

(1) See pages 28 through 30 for additional information regarding each of our operating agreements.
(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.
(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 28 through 30. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payments of these additional amounts are not guaranteed or secured by deposits. Annualized minimum rent amounts represent cash rent amounts due to us and exclude adjustments, if any, necessary to recognize rental income on a straight line basis in accordance with GAAP.


HPT

PORTFOLIO BY BRAND

As of June 30, 2016
(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment (1)	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	22%	$ 974,738	12%	$ 95
Candlewood Suites®	InterContinental	61	12%	7,553	16%	586,472	7%	78
Residence Inn by Marriott®	Marriott	35	8%	4,488	10%	538,875	6%	120
Royal Sonesta Hotels®	Sonesta	4	1%	1,571	3%	469,608	5%	299
Sonesta ES Suites®	Sonesta	25	5%	3,077	7%	426,574	5%	139
Crowne Plaza®	InterContinental	7	1%	2,711	6%	359,240	4%	133
Staybridge Suites®	InterContinental	19	4%	2,364	5%	331,291	4%	140
Hyatt Place®	Hyatt	22	4%	2,724	6%	301,942	3%	111
Wyndham Hotels and Resorts® and Wyndham Grand®	Wyndham	6	1%	1,823	4%	281,898	3%	155
Sonesta Hotels & Resorts®	Sonesta	4	1%	1,445	3%	230,934	3%	160
InterContinental Hotels and Resorts®	InterContinental	3	1%	800	2%	217,749	2%	272
Marriott Hotels and Resorts®	Marriott	2	0%	748	2%	131,127	2%	175
The Clift Hotel®	Morgans	1	0%	372	1%	120,000	1%	323
Radisson® Hotels & Resorts	Carlson	5	1%	1,128	2%	119,630	1%	106
Kimpton® Hotels & Restaurants	InterContinental	1	0%	221	0%	114,000	1%	516
TownePlace Suites by Marriott®	Marriott	12	2%	1,321	2%	110,870	1%	84
Hawthorn Suites®	Wyndham	16	3%	1,756	4%	101,293	1%	58
Country Inns & Suites by Carlson®	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	3	1%	754	2%	68,889	1%	91
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,562	0%	93
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America®	TA	148	29%	N/A	N/A	2,304,657	26%	N/A
Petro Stopping Centers®	TA	49	10%	N/A	N/A	1,001,170	11%	N/A
Total / Average		502	100%	46,347	100%	$ 8,905,784	100%	$ 121

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.


HPT

OPERATING AGREEMENT INFORMATION


As of June 30, 2016
(dollars in thousands)

Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our taxable REIT subsidiaries, or TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses and funding of the FF&E reserve. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (one full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement to cover payment shortfalls of our minimum return. As of June 30, 2016, the available balance of this security deposit was $13,230. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return after the available security deposit balance has been depleted, which expires in 2019. As of June 30, 2016, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 93 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, seven Crowne Plaza®, three Holiday Inn® and one Kimpton® Hotels & Restaurants) in 28 states in the U.S. and Ontario, Canada to one of our TRSs. These 93 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 26 includes $7,899 of minimum rent related to the leased Puerto Rico hotel. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement to cover payment shortfalls of our minimum return. As of June 30, 2016, the balance of this security deposit was $63,928. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees. Under this agreement, InterContinental is required to maintain a minimum security deposit of $37,000.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit we hold.

OPERATING AGREEMENT INFORMATION

As of June 30, 2016
(dollars in thousands)



Sonesta- We lease our 33 Sonesta branded hotels (four Royal Sonesta Hotels®, four Sonesta Hotels & Resorts® and 25 Sonesta ES Suites® hotels) in 18 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return, an imputed FF&E reserve to us and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc., or Wyndham Vacation, under a lease that expires in 2037; Wyndham Vacation has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 26 includes $1,366 of minimum rent related to the Wyndham Vacation lease.

We have a guaranty of $35,656 under this agreement to cover payment shortfalls of our minimum return, subject to an annual payment limit of $17,828. This guaranty expires in 2020. As of June 30, 2016, the available Wyndham guaranty was $2,242.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement to cover payment shortfalls of our minimum return. As of June 30, 2016, the available Hyatt guaranty was $17,966. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement to cover payment shortfalls of our minimum return. As of June 30, 2016, the available Carlson guaranty was $26,736. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.


HPT

OPERATING AGREEMENT INFORMATION

As of June 30, 2016
(dollars in thousands)

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. The lease currently provides for annual rent to us of $7,595. On October 14, 2019 and on each fifth anniversary thereafter during the lease term, the rent due to us will be increased based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease 40 travel centers (36 TravelCenters of America® branded travel centers and four Petro Stopping Centers® branded travel centers) in 29 states to a subsidiary of TA under a lease that expires in 2029; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $27,421 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 2- We lease 39 travel centers (37 TravelCenters of America® branded travel centers and two Petro Stopping Centers® branded travel centers) in 27 states to a subsidiary of TA under a lease that expires in 2028; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $29,107 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 3- We lease 39 travel centers (38 TravelCenters of America® branded travel centers and one Petro Stopping Centers® branded travel center) in 29 states to a subsidiary of TA under a lease that expires in 2026; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $29,324 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 4- We lease 39 travel centers (37 TravelCenters of America® branded travel centers and two Petro Stopping Centers® branded travel centers) in 28 states to a subsidiary of TA under a lease that expires in 2030; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $21,233 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 5- We lease 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2032; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2012 non-fuel revenues). We have waived an aggregate of $2,500 of percentage rent as of June 30, 2016, the full amount we previously agreed to waive under the TA No. 5 lease. TA's previously deferred rent of $42,915 is due on June 30, 2024. This lease is guaranteed by TA.


HPT

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended June 30, 2016	2015	Change	For the Six Months Ended June 30, 2016	2015	Change
ADR								
Marriott (no. 1)	53	7,610	$ 134.47	$ 130.28	3.2%	$ 133.04	$ 128.47	3.6%
Marriott (no. 234)	68	9,120	131.12	128.14	2.3%	129.92	126.91	2.4%
Marriott (no. 5)	1	356	247.41	239.89	3.1%	252.31	237.77	6.1%
Subtotal / Average Marriott	122	17,086	135.12	131.60	2.7%	134.21	130.32	3.0%
InterContinental (1)	94	14,403	115.06	110.77	3.9%	116.10	111.22	4.4%
Sonesta (1)	33	6,093	152.67	148.08	3.1%	145.11	141.52	2.5%
Wyndham	22	3,579	102.54	102.79	-0.2%	97.65	96.55	1.1%
Hyatt	22	2,724	111.53	108.35	2.9%	110.46	108.30	2.0%
Carlson	11	2,090	109.93	107.91	1.9%	110.05	108.06	1.8%
Morgans	1	372	264.55	257.54	2.7%	269.10	262.10	2.7%
All Hotels Total / Average	305	46,347	$ 126.77	$ 123.34	2.8%	$ 125.55	$ 121.72	3.1%
OCCUPANCY								
Marriott (no. 1)	53	7,610	76.5%	75.7%	0.8 pts	70.8%	70.4%	0.4 pts
Marriott (no. 234)	68	9,120	81.6%	79.5%	2.1 pts	77.3%	75.3%	2.0 pts
Marriott (no. 5)	1	356	84.0%	84.6%	-0.6 pts	87.0%	87.3%	-0.3 pts
Subtotal / Average Marriott	122	17,086	79.4%	77.9%	1.5 pts	74.6%	73.4%	1.2 pts
InterContinental (1)	94	14,403	86.2%	86.2%	0.0 pts	81.7%	82.7%	-1.0 pts
Sonesta (1)	33	6,093	71.5%	74.4%	-2.9 pts	66.4%	69.0%	-2.6 pts
Wyndham	22	3,579	78.6%	74.3%	4.3 pts	72.2%	70.5%	1.7 pts
Hyatt	22	2,724	86.0%	82.7%	3.3 pts	82.0%	79.0%	3.0 pts
Carlson	11	2,090	73.8%	75.6%	-1.8 pts	71.0%	74.4%	-3.4 pts
Morgans	1	372	95.6%	92.8%	2.8 pts	94.2%	90.5%	3.7 pts
All Hotels Total / Average	305	46,347	80.7%	80.0%	0.7 pts	76.0%	76.0%	0.0 pts
RevPAR								
Marriott (no. 1)	53	7,610	$ 102.87	$ 98.62	4.3%	$ 94.19	$ 90.44	4.1%
Marriott (no. 234)	68	9,120	106.99	101.87	5.0%	100.43	95.56	5.1%
Marriott (no. 5)	1	356	207.82	202.95	2.4%	219.51	207.57	5.8%
Subtotal / Average Marriott	122	17,086	107.29	102.52	4.7%	100.12	95.65	4.7%
InterContinental (1)	94	14,403	99.18	95.48	3.9%	94.85	91.98	3.1%
Sonesta (1)	33	6,093	109.16	110.17	-0.9%	96.35	97.65	-1.3%
Wyndham	22	3,579	80.60	76.37	5.5%	70.50	68.07	3.6%
Hyatt	22	2,724	95.92	89.61	7.0%	90.58	85.56	5.9%
Carlson	11	2,090	81.13	81.58	-0.6%	78.14	80.40	-2.8%
Morgans	1	372	252.91	239.00	5.8%	253.49	237.20	6.9%
All Hotels Total / Average	305	46,347	$ 102.30	$ 98.67	3.7%	$ 95.42	$ 92.51	3.1%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

"ADR" is average daily rate; "RevPAR" is room revenue per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.


HPT



COVERAGE BY OPERATING AGREEMENT AND MANAGER [(1)]

Operating Agreement	Number of Properties	For the Twelve Months Ended 6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Marriott (no. 1)	53	1.38x	1.35x	1.33x	1.29x	1.26x
Marriott (no. 234)	68	1.13x	1.11x	1.08x	1.07x	1.05x
Marriott (no. 5)	1	0.62x	0.63x	0.55x	0.51x	0.50x
Subtotal Marriott	122	1.19x	1.17x	1.14x	1.12x	1.09x
InterContinental	94	1.20x	1.19x	1.19x	1.18x	1.15x
Sonesta	33	0.68x	0.67x	0.69x	0.70x	0.69x
Wyndham	22	0.92x	0.89x	0.91x	0.87x	0.85x
Hyatt	22	1.18x	1.16x	1.12x	1.04x	1.00x
Carlson	11	1.23x	1.23x	1.32x	1.30x	1.25x
Morgans	1	1.20x	1.18x	1.18x	1.09x	1.08x
Subtotal Hotels	305	1.09x	1.08x	1.08x	1.06x	1.03x
TA (No. 1)	40	1.65x	1.66x	1.74x	1.86x	1.83x
TA (No. 2)	39	1.57x	1.63x	1.79x	1.98x	1.97x
TA (No. 3)	39	1.55x	1.57x	1.73x	1.96x	2.04x
TA (No. 4)	39	1.56x	1.60x	1.76x	1.97x	2.00x
TA (No. 5)	40	1.59x	1.59x	1.71x	1.87x	1.87x
Subtotal TA	197	1.59x	1.61x	1.74x	1.92x	1.93x
Total	502	1.26x	1.26x	1.30x	1.34x	1.33x

Operating Agreement	Number of Properties	For the Three Months Ended 6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Marriott (no. 1)	53	1.72x	1.16x	1.07x	1.56x	1.61x
Marriott (no. 234)	68	1.33x	1.04x	0.94x	1.20x	1.26x
Marriott (no. 5)	1	0.48x	0.92x	0.64x	0.45x	0.50x
Subtotal Marriott	122	1.43x	1.08x	0.97x	1.29x	1.34x
InterContinental	94	1.34x	1.12x	1.08x	1.26x	1.31x
Sonesta	33	1.09x	0.42x	0.52x	0.69x	1.08x
Wyndham	22	1.38x	0.38x	0.82x	1.09x	1.30x
Hyatt	22	1.45x	1.14x	0.97x	1.17x	1.36x
Carlson	11	1.48x	1.04x	0.83x	1.55x	1.49x
Morgans	1	1.07x	1.16x	0.94x	1.63x	1.01x
Subtotal Hotels	305	1.34x	0.95x	0.92x	1.18x	1.28x
TA (No. 1)	40	1.71x	1.42x	1.71x	1.77x	1.72x
TA (No. 2)	39	1.60x	1.39x	1.58x	1.82x	1.74x
TA (No. 3)	39	1.63x	1.27x	1.53x	1.73x	1.80x
TA (No. 4)	39	1.60x	1.36x	1.51x	1.76x	1.78x
TA (No. 5)	40	1.66x	1.43x	1.60x	1.68x	1.67x
Subtotal TA	197	1.64x	1.38x	1.59x	1.75x	1.73x
Total	502	1.44x	1.09x	1.14x	1.37x	1.43x

(1) We define coverage as combined total property level revenues minus all property level expenses and FF&E reserve escrows which are not subordinated to minimum returns and minimum rent payments due to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, InterContinental and our TA Nos. 1, 2, 3 and 4 agreements include data for periods prior to our ownership of certain properties.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.